UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 7, 2019

(Date of Report (Date of earliest event reported))

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(Exact name of registrant as specified in its charter)

Delaware	81-2952810
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2090 N. Kolb Road, Ste 120 Tucson, AZ	85715
(Address of principal executive offices)	(ZIP Code)

Tel: (888) 444-2102

(Registrant’s telephone number, including area code)

Class A Units of Membership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 7.  Departure of Certain Officers

Effective January 10, 2019, Jordan Goodman resigned as the Investment Director of SREIF Manager II, LLC (“Managing Member”), the managing member of Secured Real Estate Income Strategies, LLC (the “Company”).  In addition, Amherst Enterprises, Ltd., a New York subchapter S corporation (“Amherst”), an entity owned and controlled by Mr. Goodman, also withdrew as a manager and member of the Managing Member.

Mr. Goodman was recently subject of a settlement agreement with the Securities and Exchange Commission as a result of an investigation into certain investment activities by Mr. Goodman completely unrelated to his role and functions with the Company or the Managing Member.  In light of the investigation and settlement, the Managing Member, Mr. Goodman and Amherst have elected to terminate the relationship between the parties.  During the course of his engagement by the Managing Member, no compensation was paid to Mr. Goodman for his services.

Safe Harbor Statement

This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 21, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECURED REAL ESTATE INCOME STRATEGIES, LLC

By:	SREIF Manager II, LLC
Its:	Manager

By:	/s/ Thomas Braegelmann
Name:	Thomas Braegelmann
Title:	Chief Executive Officer

     Date:      January 9, 2019

By:	/s/ Matthew Sullivan
Name:	Matthew Sullivan
Title:	Financial Officer

   Date:      January 9, 2019